Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Organization
Alclear, LLC	Delaware
Alclear Atlas, LLC	Delaware
Alclear Digital Identity, LLC	Delaware
Alclear Healthcare, LLC	Delaware
Alclear Healthpass, LLC	Delaware
Alclear Holdings, LLC	Delaware
Alclear KYC, LLC	Delaware
Alclear PC, LLC	Delaware
Chai Clear, Ltd.	Israel
Fila Virtual Sapi DE CV	Mexico
NoQue, LLC	Delaware
Secure Identity, LLC	Delaware
Secure Identity Investments, LLC	Delaware
Whyline, Inc.	Delaware
Whyline SAS	Argentina